November 9, 2021

VIA EDGAR TRANSMISSION

Ms. Myra Moosariparambil

Mr. Raj Rajan
Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	GOL Intelligent Airlines Inc. Form 20-F for the fiscal year ended December 31, 2020 Filed March 29, 2021

File No. 001-32221

Response to Staff Comment Letter dated October 26, 2021

Dear Ms. Moosariparambil and Mr. Rajan:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) received by GOL Linhas Aéreas Inteligentes S.A. (“GOL Intelligent Airlines Inc.” or the “Company”) on October 26, 2021, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 29, 2021 and amended on September 20, 2021 (the “2020 Form 20-F”). For your convenience, we have reproduced the Staff’s comment in italics and provided a response immediately below.

SEC Comment

Item 3. Key Information

A. Selected Financial Data

Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

1.	We note your response to prior comment 1. Considering the nature and descriptions of items included in the calculation of EBITDA you provided in the response, and based on the inclusion of the exchange rate variation, gain (loss) on derivatives, derivative losses - capped call, gains (losses) from financial investments, inflation indexation and unrealized gains (losses) - conversion right - ESN, it appears your calculation of EBITDA includes adjustments to earnings for items other than interest, taxes, depreciation and amortization. Accordingly, please modify the title of this measure or revise this measure. Please refer to Question 103.01 of the Division’s Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment

The Company believes that certain of its non-cash and non-operating expenses that are purely related to the Company’s debt and capital structure should be included as adjustments in the Company’s calculation of EBITDA as interest related items, and not in a form of Adjusted EBITDA.

In future filings, the Company will not include gain (loss) on derivatives, derivative losses – capped call, inflation indexation or the portion of foreign exchange rate change, net described below as adjustments in its calculation of EBITDA, since those items are not purely related to the Company’s debt and capital structure.

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With respect to gains (losses) from financial investments, unrealized gains (losses) – conversion right – ESN and a portion of foreign exchange rate change, net, the Company respectfully believes these items should be included as adjustments in its calculation of EBITDA for the reasons mentioned above, and provides the following additional explanations:

Gains (losses) from financial investments: Comprises interest from financial investments (cash equivalents, short-term investments and restricted cash); this result is not related to the Company’s operations and is part of the “I” in the generally accepted definition of EBITDA. Financial investments are considered by the Company’s management in its assessment of the Company’s financial condition, liquidity and ability to service its indebtedness.

Unrealized gains (losses) – conversion right – ESN: Comprises the non-cash fair value adjustments of derivatives embedded in the Company’s debt that may be exchanged for American Depositary Shares representing the Company’s preferred shares; this result is an inherent component of the Company’s exchangeable debt.

Foreign exchange rate change, net: The Company believes that foreign exchange rate change, net on the Company’s debt and leases is part of interest and should be included as adjustments in its calculation of EBITDA because it represents the effects of the appreciation and depreciation of the Brazilian real, the Company’s functional currency, against the U.S. dollar, the currency in which 87.8%, 95.7% and 94.9% of the Company’s total debt as of December 31, 2018, 2019 and 2020, respectively, was denominated. In response to the Staff’s comment, the Company will, in future filings, not include as adjustments in its calculation of EBITDA foreign exchange rate change, net not purely related to its debt and leases (i.e., foreign exchange variations on cash and cash equivalents, short-term investments, restricted cash, accounts receivable, suppliers, provision and other assets or liabilities).

For illustrative purposes, following is the revised calculation of the Company’s EBITDA for the years ended December 31, 2018, 2019 and 2020 reflecting the above considerations:

	Year ended December 31,
	2018	2019	2020	2020
	(in thousands of R$)			(in thousands of US$)
EBITDA as previously calculated	2,068,478	3,860,721	918,708	176,777
(-) Gain (loss) on derivatives	33,836	2,128	368,391	70,885
(-) Inflation indexation	(78,169)	(42,967)	(28,043)	(5,396)
(-) Derivative losses - capped call	-	23,229	74,728	14,379
(-) Foreign exchange rate change, net - other	38,080	(170,237)	(984,138)	(189,367)
EBITDA under revised calculation	2,074,731	4,048,568	1,487,770	286,275

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, the Company’s counsel, at +55 (11) 3927-7702 or me at +55 (11) 5098-7881.

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Sincerely,

/s/ Richard F. Lark, Jr.

___________________________________
GOL Linhas Aéreas Inteligentes S.A.
By: Richard F. Lark, Jr.

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP